Exhibit 99.1

Media Release

NOT FOR IMMEDIATE RELEASE

IMV Inc. Announces Fourth Quarter and Full Year 2021 Financial and Operational Results

  First patient dosed in VITALIZE Phase 2B trial in relapsed/refractory DLBCL

  Metastatic bladder cancer cohort data from Phase 2 basket trial to be presented at late-breaking symposium at AACR

  Phase 2B Avalon trial in advanced ovarian cancer to start in second half 2022

  Cash runway extended into second quarter 2023

Dartmouth, Nova Scotia and Cambridge, Mass. – March 17, 2022 -- IMV Inc. (Nasdaq: IMV; TSX: IMV) (“IMV” or “the Company”), a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX platform to treat solid and hematologic cancers, today announced its financial and operational results, and provided an update for the fourth quarter and year ended December 31, 2021.

“2022 is off to a promising start, following the accomplishments across our pipeline in 2021,” said Andrew Hall, Chief Executive Officer of IMV. “Our lead compound, MVP-S, has now shown defined clinical benefit across multiple cancers, in both hematological and solid tumors. We also extended our cash runway into the second quarter of 2023 through equity and non-dilutive debt.”

“A top priority for the year ahead is to move MVP-S forward on the path toward registration based on the strength of the data observed across several indications to date. In parallel, we continue to look for opportunities to leverage our DPX® delivery platform through business development activities,” continued Mr. Hall. “Our technology is a highly versatile platform that uniquely mimics the natural flow of antigens to instruct a specific and persistent immune response. The DPX delivery platform has broad potential to generate value in immuno-oncology and eventually other therapeutic areas.”

Clinical Programs with Maveropepimut-S (MVP-S)

VITALIZE Phase 2B Study in Relapsed/Refractory DLBCL ("r/r DLBCL")

In January 2022, the Company announced that the first patient was dosed in VITALIZE Phase 2B clinical trial, advancing IMV’s lead compound, MVP-S on the path to a registration trial. This trial is designed to further evaluate the clinical benefit of MVP-S in combination with Merck’s anti-PD-1 therapy, KEYTRUDA® (pembrolizumab), in patients with r/r DLBCL.

IMV aims to further validate the strong therapeutic potential previously seen in PD-L1 positive patients who were administered a combination regimen of pembrolizumab, MVP-S and cyclophosphamide (CPA) in its SPiReL Phase 2 study. Eleven clinical sites are now activated in the US and Canada. The Company is currently activating more sites in North America, Europe, Asia and Australia to accelerate enrollment. Early data review from the initial patient group is expected in summer 2022.

Phase 2 Basket Trial in Multiple Advanced Metastatic Solid Tumors

In December 2021, IMV announced the completion of enrollment in its Phase 2 basket trial in collaboration with Merck. This trial’s objectives were to identify and select the best solid tumor opportunities for the combination of MVP-S with Merck’s anti PD-1 checkpoint inhibitor Keytruda® and CPA. Topline data from the metastatic bladder cohort were particularly promising. Clinical benefit (measured as complete responses, partial responses, and stable disease by standard RECIST criteria) was observed in advanced, metastatic bladder cancer patients, including in patients who had received prior immune checkpoint inhibitor therapy.

Data observed in this cohort of the trial will be presented at a late-breaking oral symposium at the American Association of Cancer Research (AACR) annual meeting in April 2022.

Presentation Number: CT035

Session Date and Time: Tuesday Apr. 12, 2022, 2:30 p.m. - 4:30 p.m. CST

AVALON Phase 2B Trial in Platinum-Resistant Ovarian Cancer.

The Company is preparing to initiate AVALON, Phase 2B, single arm trial evaluating MVP-S and intermittent low-dose CPA in subjects with platinum-resistant ovarian cancer. The goal of this trial is to further evaluate the data observed in our Phase 2 DeCidE trial. The AVALON design was informed by results from the DeCidE study, completed in 2021. Among patients with advanced and recurrent ovarian cancer receiving MVP-S and intermittent, low-dose CPA, nearly half survived to 2 years. Treatment-related adverse events (AEs) were mostly Grade 1 and Grade 2 and tolerable. Translational analyses from DeCidE (presented at the SITC annual meeting and ESMO-IO congress in 2021) implicated roles for both T and B cells in the sustained, anti-tumor immune response induced by MVP-S. Site selection and activation are ongoing, and the first patient is expected to be dosed in H2 2022.

Phase 1B Trial in HR+/HER2- Breast Cancer

In November 2021, enrollment was initiated in the Phase 1B trial of MVP-S in hormone receptor positive/HER2-negative (HR+/HER2-) breast cancer. For the first time, MVP-S is being evaluated in a neoadjuvant setting with an aromatase inhibitor. Across the three arms of this study, MVP-S will be evaluated in 18 subjects with resectable, non-metastatic HR+/HER2- breast cancer. This investigator-initiated phase 1B clinical study is being conducted at the Providence Cancer Institute in Oregon. Early data are expected to be presented in late 2022.

Clinical Programs with IMV’s Second DPX-based Product Candidate, DPX-SurMAGE

IMV initiated a Phase 1 clinical trial evaluating both MVP-S and DPX-SurMAGE, in patients with non-muscle invasive bladder cancer (NMIBC) in early 2022. Preliminary data are expected by the end of 2022.

Research and Development Day Held on February 24

IMV hosted a “Research and Development Day” for the investment community via webcast on February 24, 2022. The event featured a presentation by Michael Kalos, Ph.D., member of IMV’s Board of Directors and internationally recognized pioneer in T cell therapy and immunotherapy. During the presentation, Dr. Kalos gave an overview of the differentiated capabilities of IMV’s DPX delivery technology. IMV’s Chief Scientific Officer, Dr. Jeremy Graff, further detailed the unique mechanism of action of the DPX platform, its differentiation from first generation cancer vaccine efforts and data from the lead DPX product, MVP-S, which provide the clinical and pre-clinical proof of concept for DPX-based immune instruction. A replay of the event can be found here.

Selected Upcoming Milestones

Maveropepimut-S (MVP-S):

  April 2022: Present detailed top line data on the bladder cancer cohort from the basket trial at a late-breaking oral presentation at the annual AACR meeting.

  Summer 2022: Provide clinical update on the open-label Phase 2B VITALIZE r/r DLBCL trial.

  H2 2022: Initiate enrollment in AVALON open-label Phase 2B Avalon platinum-resistant ovarian cancer trial.

  December 2022: Present first clinical and translational results update for the investigator- initiated breast cancer trial.

  Q4 2022: Present preliminary Phase 1 data from the MVP-S and DPX-SurMAGE in non-muscle invasive bladder cancer (NMIBC).

Corporate Updates

Andrew Hall Appointed as Chief Executive Officer (CEO)

The company’s Board of Directors appointed Andrew Hall to the role of Chief Executive Officer and Director of the Board, effective January 1, 2022.

Kabir Mody, M.D. Appointed as Medical Director

Dr. Kabir Mody joined IMV earlier this year as Medical Director. Dr. Mody brings experience in clinical oncology from the Mayo Clinic where he most recently served as vice chair to the Division of Hematology/Oncology and as Associate Professor of Medicine.

Anthony Atala, M.D. Joined as Clinical Advisor

Anthony Atala, M.D., is an American bioengineer, urologist, and pediatric surgeon. Dr. Atala is the G. Link Professor and Director of the Wake Forest Institute for Regenerative Medicine, and the W. Boyce Professor and Chair of the Department of Urology at Wake Forest University. His work focuses on growing human cells, tissues and organs. Fifteen applications of technologies developed in Dr. Atala's laboratory have been used clinically in patients. Dr. Atala has led or served on several national professional and government committees, including the National Institutes of Health working group on Cells and Developmental Biology, and the National Cancer Institute’s Advisory Board.

Overview of Full Year 2021 Financial Results

As of December 31, 2021, the Company had cash and cash equivalents of $38.6 million, compared to $36.3 million as of December 31, 2020. The increase in cash primarily reflects proceeds from the $25 million public offering completed on July 20th, $15 million in proceeds from the first tranche of the Horizon Venture Debt Facility and $2.3 million in proceeds raised from the October 2020 At-The-Market (ATM) offering, offset by cash used for operations and the repayment of a debt facility. Based on its current operating plan, IMV expects its current cash position will be sufficient to fund operations into the second quarter of 2023.

Research and development expenses were $23 million for the year ended December 31, 2021, compared with $19.9 million for the year ended December 31, 2020. This increase of $3.2 million was mainly due to a rise in expenses related to the manufacturing and development costs for MVP-S, startup costs for the DLBCL phase 2B trial, and personnel costs due to an increase in headcount. The increase was offset in part by a decline in DPX-COVID-19 development costs due to program deprioritization as part of a strategic realignment and the completion of the ovarian trial.

General and administrative expenses were $16 million for the year ended December 31, 2021, compared with $11.3 million for the year ended December 31, 2020. This increase was largely attributable to salaries and non-cash stock-based compensation related to planned hiring and executive leadership changes, an increase for the Company’s insurance premium, an increase in professional fees, as well as an increase in board directors’ compensation.

The net loss and comprehensive loss of $36.7 million ($0.49 per share) for the year ended December 31, 2021, was $10.5 million higher than the net loss and comprehensive loss for the year ended December 31, 2020.

On March 16, 2022, the number of issued and outstanding Common Shares was 82,221,363 and a total of 19,642,549 shares are reserved for the issuance of outstanding stock options, warrants and deferred share units.

The Company’s audited annual consolidated results of operations, financial condition and cash flows for the year ended December 31, 2021 and the related management's discussion and analysis (MD&A) are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar as well as on the Company’s website at www.imv-inc.com

Conference Call and Webcast Information

Management will hold a conference call and webcast on Thursday, March 17, 2022, at 8:00 a.m. EST to discuss the company’s 2021 fourth quarter and fiscal year-end financial and operational results.

Financial analysts are invited to join the conference call by dialing 1-844-461-9932 (U.S. and Canada) or 1-636-812-6632 (international) and using the conference ID: 5049587

Other interested parties will be able to access the live audio webcast at this link: https://ir.imv-inc.com/events-and-presentations. The webcast will be recorded and will then be available on the IMV website for 30 days following the call.

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform: the DPX™ technology. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides of survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer, evaluating both MVP-S and DPX-SurMAGE, was initiated in early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the potential impact of the VITALIZE study and the anticipated date data from such study is available, the Company’s ability to advance its development strategy, as well as the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, those related to the Company’s expected timeline associated with its cash runway; the Company’s priorities with MVP-S and its DPX delivery platform, the potential for its delivery platform and the anticipated timing of enrollment and results for its clinical trial programs and studies as others risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

Investor Relations

Joy Bessenger, Senior Vice President, Investor Relations and Corporate Strategy
O: (902)492.1819
E: jbessenger@imv-inc.com

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext: 1042
M: (514) 617-9481
E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681 M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Senior Director, Communications and Investor Relations, IMV Inc.
M: (514) 968 1046
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com

IMV INC.
Consolidated Statements of Loss and Comprehensive Loss
(In thousands of United States dollars, except for share and per share amounts)

	Years ended
	December 31,
	2021	2020
	$	$
Revenue
Subcontract revenue	-	3
Interest Income	188	222
Total revenue	188	225
Expenses
Research and development	23,080	19,904
General and administrative	16,020	11,344
Government assistance	(3,230)	(4,991)
Accreted interest and valuation adjustments	907	27
Total operating expenses	36,777	26,284
Net loss	(36,589)	(26,059)
Currency translation adjustment	-	2,660
Total comprehensive loss	(36,589)	23,399
Basic and diluted loss per share	(0.49)	(0.39)
Weighted-average shares outstanding	74,198,439	60,305,264

IMV INC.
Consolidated Statements of Financial Position
(In thousands of United States dollars, except for share and per share amounts)

	December 31,	December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents	$38,616	$36,268
Accounts receivable	602	1,574
Prepaid expenses	6,037	4,416
Investment tax credits receivable	1,135	1,519
Total current assets	46,390	43,777
Property and equipment	3,731	2,221
Total assets	$50,121	$45,998

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities	$8,607	$7,228
Current portion of long-term debt	73	856
Current portion of lease obligations	265	109
Warrant liabilities	318	-
Total current liabilities	9,263	8,193
Lease obligation	1,387	953
Long-term debt	17,929	6,050
Total liabilities	28,579	15,196
Equity	21,542	30,802
Total liabilities and equity	$50,121	$45,998